Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

July 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Datadog, Inc.

Draft Registration Statement on Form S-1

Submitted June 13, 2019

CIK: 0001561550

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 10, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 13, 2019. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

1.

Please clarify whether users of your free trials or free tiers of your platform are included in your customer count. If so, revise to also disclose the number of paid customers. In addition, please disclose the actual number of customers and the number of customers with annual recurring revenue greater than $100,000 for each period presented, including December 31, 2018, rather than referring to a count in excess of a certain amount.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Amended Draft Registration Statement.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Two

Factors Affecting Our Performance, page 57

2.

You state that annualized revenue run-rate is calculated by taking the monthly recurring revenue (MRR), which includes committed amounts as well any additional usage, and multiplying it by 12. Please tell us how you determined that additional usage in a given month is recurring. Also, clarify whether monthly subscription customers are included in MRR and if so, explain your basis for annualizing revenue derived from such customers. In your response, please tell us the amount of revenue recognized from monthly subscriptions for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as described on page 58 of the Registration Statement, dollar-based net retention rate is calculated by comparing its ARR from a cohort of customers as of a current period-end to the ARR from the same cohort of customers as of 12 months prior to such period-end. In other words, the ARR represented by customers that cancel or do not renew their subscriptions during the current period is included in the calculation of dollar-based net retention rate. Similarly, if a customer decreases the dollar value of its subscription or usage between the periods being compared, the decrease would also be included in the calculation of the Company’s dollar-based net retention rate. Together, both of these factors result in a lower dollar-based net retention rate than would be the case if the Company excluded attrition and contraction from the calculation.

Approximately 8%, 9% and 8% of the Company’s revenue was derived from contracts with monthly commitments for the years ended December 31, 2017 and December 31, 2018 and three months ended June 30, 2019, respectively. While the Company has removed the concept of “recurring” from the definition of ARR and MRR, the Company further supplementally advises the Staff that its attrition rates for monthly subscriptions was immaterial for the periods presented. As such, the Company believes that including the MRR of monthly subscription customers in the calculation of ARR provides a reasonable indication of the revenue expected to be generated from such customers on an annualized basis. To the extent that the Company experiences higher attrition rates in the future, it will reassess the use of MRR and ARR as appropriate indicators of its business.

3.

You use “ARR” to describe both “Annual Recurring Revenue” and “Annualized Revenue Run-rate.” Please revise to clarify whether these both represent the same metric. If not, use another acronym for one of these metrics and explain how you calculate annual recurring revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 56 and 75 of the Amended Draft Registration Statement.

4.	Please revise to provide comparative disclosure of your actual dollar-based net retention rate for each reported period and discuss any significant fluctuations in such rates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 56, 58 and 75 of the Amended Draft Registration Statement to include the dollar-based net retention rate as of June 30, 2019. Additionally, the Company is providing to the Staff under separate cover the Company’s dollar-based net retention rate for each reported period.

Liquidity and Capital Resources, page 65

5.

Please provide a brief description of the operating lease and purchase commitments listed in your Contractual Obligations and Commitments table. Please also advise us whether any office space leases, such as for your New York City headquarters, are material agreements upon which you are substantially dependent pursuant to Item 601(b)(10) of Regulation S-K.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Draft Registration Statement and has added the Company’s subleases for its New York City headquarters to page II-4 of the Amended Draft Registration Statement.

6.

Please provide a description of the hosting agreement that you entered into in April 2019 in which you committed to spend at least $225 million over the next three years. Your description should include material terms and the identity of the data center services provider.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Draft Registration Statement.

Business

Our Platform, page 82

7.

You disclose that you “fully support and maintain all of our integrations.” You further indicate that alternatives to your platform require significant professional services. Please clarify how your clients integrate your platform into their systems and specifically address whether they use their own internal IT staff, resellers or other third-parties, or your support and maintenance staff.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Amended Draft Registration Statement to indicate that the Company’s integrations require no professional services to implement. The customers can implement the integrations on their own.

Sales and Marketing, page 86

8.

You briefly describe sales channels including resellers, distributors, managed service providers and cloud provider marketplaces. Please clarify whether you derive a material amount of revenue from these non-direct sales channels.

The Company respectfully advises the Staff that it does not generate a material amount of revenue from any of these relationships.

9.

Clarify whether any organization accounted for 10% or more of your revenue for the fiscal years ended March 31, 2017 and 2018. In this regard, you state that in some cases, a single organization may comprise multiple customer accounts when there are separate divisions, departments or subsidiaries that operate and make purchasing decisions independently from the parent organization. We note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer for the purpose of disclosure regarding customer concentration. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company respectfully advises the Staff that no organization, including any group of customers under common control or customers that are affiliates of each other, accounted for more than 10% of its revenue for the years ended December 31, 2017 or 2018. The Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to clarify this.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Four

Management

Composition of Our Board of Directors, page 92

10.	Please identify the parties to the voting agreement as well as the board members who were designated through the voting agreements with your Series A and B preferred stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Draft Registration Statement.

Executive Compensation

Employment Arrangements, page 98

11.

Your exhibit index indicates that you will file employment agreements for Messrs. Pomel, Obstler, and Kopits that will be dated sometime in 2019. Please advise us whether these agreements will be finalized and filed on a pre-effective basis. If so, please provide a description of material terms of such compensation agreements when available.

The Company respectfully advises the Staff that it anticipates adopting such employment agreements and providing a description of the material terms of such agreements prior to the filing and circulation of the Company’s preliminary prospectus to prospective investors.

Certain Relationships and Related Party Transactions, page 108

12.

Please identify the “certain investors” that you entered into an agreement to waive certain transfer restrictions in connection with the tender offer. In particular, clarify whether parties to this agreement included the investors that purchased shares in the tender offer. For the tender offer investors, also please clarify whether they would be subject to the 180-day lock up agreement and receive any other rights and privileges beyond those afforded to all Class B stockholders, such as registration rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Amended Draft Registration Statement.

Principal Stockholders, page 110

13.

Please disclose the natural person(s) holding investment and/or voting power over the shares of common stock held by principal stockholders that are entities, such as the funds affiliated with Open Venture Partners, ICONIQ Strategic Partners, and RTP Ventures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 122 of the Amended Draft Registration Statement.

Description of Capital Stock, page 113

14.

Please advise us whether your certificate of corporation will continue to include the Excluded Opportunity provision, which would apply to your non-employee directors. If so, provide a description of the Excluded Opportunity provision and provide a risk factor given the inherent conflicts of interests with your Class B stockholders and directors that are affiliated with venture capital firms.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Five

The Company respectfully advises the Staff that such provision will not be included in the Company’s amended and restated certificate of incorporation that will be in effect immediately prior to the completion of the offering and, as such, additional disclosure has not been included in the Amended Draft Registration Statement.

15.

Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.

The Company respectfully advises the Staff that the Class A common stockholders will not have material voting rights beyond what is provided under Delaware law and, as such, the Company has updated the disclosures on pages 123 and 124 of the Amended Registration Statement accordingly.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Deferred Contract Costs, page F-14

16.

Please tell us if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. To the extent applicable, explain how commissions paid for renewals are considered in your initial commission amortization period. Also tell us the period of time over which you amortize commission costs related to contract renewals and revise your disclosures, as necessary. Refer to ASC 340-40-35-1 and 340-40-50.

The Company respectfully advises the Staff that additional sales commissions are not paid upon contract renewal.

Note 10. Equity

Stock-Based Compensation, page F-27

17.

Please provide us with a breakdown of all stock options granted to date in fiscal 2019 and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, tell us how the $47.75 tender offer price impacted your valuations.

As stated in the Registration Statement, the fair value of the common stock underlying the Company’s stock-based awards was determined by the Company’s board of directors (the “Board”) with input from management and contemporaneous third-party valuations. Given the absence of a public trading market of its common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each grant date. These factors include:

•	contemporaneous valuations of the Company’s common stock performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of its common stock;

•	the prices of common or preferred stock sold to third-party investors by the Company and in secondary transactions or repurchased by the Company in arm’s-length transactions;

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Six

•	lack of marketability of the Company’s common stock;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections; and

•	hiring of key personnel and the experience of the Company’s management.

In response to the Staff’s comment, set forth in the table below are the stock options granted by the Company in 2019 to date, along with the fair value of the underlying shares of common stock used to value such awards at the grant date.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price Per Share of Common Stock	Retrospective Valuation Estimated Fair Value Per Share of Common Stock for Financial Reporting Purposes(1)
January 29, 2019	258,875	$12.59	$18.47
February 8, 2019	26,033	$12.59	$18.98
April 12, 2019	513,560	$17.19	$22.19
May 2, 2019	88,042	$19.10	$23.21
June 12, 2019	333,050	$23.87	$28.95
June 28, 2019	201,100	$23.87	$31.86
July 16, 2019	1,494,900	$32.22	N/A	(2)

(1)

For each grant date in the table above, the exercise price was determined at the time of the grant of such awards based on the methodology described above. In May 2019, in connection with the Company’s potential public offering process, the Company undertook retrospective valuations of the fair value of its common stock and the values reflected in this column represent the Company’s estimated fair value per share of common stock in accordance with such retrospective valuations.

(2)	At this time, the fair value per share of common stock as of July 16, 2019 for financial reporting purposes has not been determined.

Fair Value Per Share of Common Stock for Financial Reporting Purposes

The estimate of the fair value per share of the Company’s common stock and the exercise price per share had been determined at each grant date by the Board, taking into account independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. With regard to the options set forth in the table above, the Company obtained third-party valuations as of December 31, 2018, March 31, 2019, May 15, 2019 and June 30, 2019.

For financial reporting purposes, and as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation after considering the fair value reflected on a subsequent valuation report and other facts and circumstances on the date of grant and used a straight-line methodology to interpolate the estimated fair value between valuation dates. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value at the date of the grant.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Seven

At each valuation date, the Company determined the value per share using a probability-weighted expected return method (“PWERM”) to factor in several types of valuation methods and inputs. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an initial public offering (“IPO”), has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the Option Pricing Method (“OPM”) described below. The following methods were used in each valuation report by the Board in determining the potential values weighted in the PWERM:

•

Guideline Public Company Method (“GPCM”). The GPCM derives market valuation multiples from the stock prices of comparable publicly traded companies. As the Company has not yet demonstrated a track record of profitable operations, the Company utilized a combination of last 12 months actual revenue and next 12 months forecasted revenue in applying the GPCM. This method was used in valuing the enterprise value for a potential IPO.

•

Option Pricing Method. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company and allocated to the various classes and series of the Company’s capital stock. The call right is valued using a Black-Scholes option pricing model. The enterprise value of the company is determined using a hybrid of the income approach and the market approach. In deriving enterprise value using the market approach, the Company used the GPCM.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly traded companies.

The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and the Company’s management team.

In particular, in March 2019, new and existing investors of the Company commenced a tender offer to purchase shares of the Company’s common stock from certain of the Company’s stockholders, pursuant to an offer to purchase to which the Company was not a party. The price set by the investors of $47.75 per share was factored into determining the fair value of the Company’s common stock at the time of the sale, and was weighted with the PWERM in the Valuation Reports based on factors discussed below.

In establishing the exercise price of the equity awards granted on each grant date, the Board considered the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying common stock.    As described above, this differs from the reassessed estimated fair value for financial reporting purposes, as such reassessed estimated fair value incorporated information related to comparable publicly traded companies that were obtained during the underwriter process not available at the time of grant.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Eight

December 2018 Valuation Report and Retrospective Assessment

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of December 31, 2018, which determined a fair value of $12.59 per share (the “December 2018 Valuation Report”). Applying the PWERM method, the value per share of common stock was determined by weighting a possible IPO scenario, using the GPCM, and a non-IPO scenario, using the OPM. Using a hybrid of the income approach and the market approach to determine an enterprise value, the December 2018 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock.

On January 29, 2019 and February 8, 2019, with the December 2018 Valuation Report taken into consideration, the Board determined that the fair value of the Company’s common stock was $12.59 per share and granted options to purchase 258,875 shares of common stock and 26,033 shares of common stock, respectively, with an exercise price of $12.59 per share (the “January 2019 Grants” and “February 2019 Grants,” respectively).

In May 2019, for financial reporting purposes in connection with the current IPO process, the Company engaged a third-party valuation firm to retroactively value the Company’s common stock as of September 30, 2018 and determined the value to be $12.30 per share (the “Retrospective September 2018 Valuation Report”). The Company commenced its initial retrospective assessments at or around this date as the possibility of an IPO became a more certain strategic option for the Company. Applying the PWERM method, the Retrospective September 2018 Valuation Report weighted an IPO scenario, using the GPCM, and a non-IPO scenario, using an OPM, at 20% and 80%, respectively. Using a hybrid of the income approach and the market approach to determine an enterprise value, the Retrospective September 2018 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock. As of the date of the Retrospective September 2018 Valuation Report, the Company had begun the process of preparing for an IPO, specifically hiring a Chief Financial Officer, David Obstler, and considered an IPO to be an option in determining the value of the common stock. In addition, the Retrospective September 2018 Valuation Report applied a 10% and 15% DLOM to the resulting fair value per share of the Company’s common stock for the IPO scenario under PWERM and OPM valuation, respectively. As part of the reassessment, the Company aligned the comparable publicly traded companies used as part of the GPCM with companies identified by the underwriters in connection with the current IPO process, which resulted in an increase in enterprise value and a decrease in DLOM. The Company then retrospectively assessed the fair value of the Company’s common stock in connection with the January 2019 Grants and February 2019 Grants using a linear methodology, also known as straight-line methodology, from the Retrospective September 2018 Valuation Report through the May 2019 Valuation Report, and determined a deemed fair value per share for financial accounting purposes of $18.47 and $18.98, respectively.

March 2019 Valuation Report and Retrospective Assessment

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of March 31, 2019, which determined a fair value of $17.19 (the “March 2019 Valuation Report”). Applying the PWERM method, the value per share of common stock was determined by weighting a possible IPO scenario, using GPCM, and a non-IPO scenario, using the OPM method. Using a hybrid of the income approach and the market approach to determine an enterprise value, the March 2019 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock. The March 2019 Valuation Report then utilized a weighted value as determined by the PWERM of 95% and 5% of the purchase price from the tender offer as discussed below.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Nine

At the time of the valuation, new and existing investors of the Company commenced a tender offer to purchase shares of the Company’s common stock from certain of the Company stockholders, pursuant to an offer to purchase to which the Company was not a party. The tender offer price of $47.75 per share was set by a new investor that had not previously invested in the Company. The value of the common stock using the PWERM, as described above, was weighted at 95%, and a weighting of 5% to account for the tender offer price was determined considering the following factors:

•

the investors purchasing shares in the tender offer proposed to acquire an aggregate of approximately 4.7% of the total outstanding shares of common stock of the Company (on an as-if-converted to common stock basis) at a price of $47.75 per share; and

•	all shares of the Company’s capital stock (i.e., common stock and preferred stock) were all valued at $47.75 per share in the tender offer.

On April 12, 2019, with the March 2019 Valuation Report taken into consideration, the Board determined that the fair value of the Company’s common stock was $17.19 per share and granted options to purchase 513,560 shares of common stock, with an exercise price of $17.19 per share (the “April 2019 Grants”).

Following these grants, on May 2, 2019, the Company’s board of directors approved and granted options to purchase 88,042 shares of common stock, with an exercise price of $19.10 per share, which the Board determined to be greater than the current fair market value of the Company’s common stock, as the Company had elected to engage investment bankers and begin IPO preparations in earnest in early May 2019 (“May 2019 Grants”).

For financial reporting purposes in connection with the current IPO process, the Company then retrospectively assessed the fair value of the Company’s common stock in connection with the April 2019 Grants and May 2019 Grants using a straight-line methodology from the Retrospective September 2018 Valuation Report through the May 2019 Valuation Report, and determined a deemed fair value per share for financial accounting purposes of $22.19 and $23.21, respectively.

May 2019 Valuation Report and Retrospective Assessment

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of May 15, 2019, which determined a fair value of $23.87 (the “May 2019 Valuation Report”). Applying the PWERM method, the value per share of common stock was determined by weighting a possible IPO scenario, using the GPCM, and a non-IPO scenario, using the OPM valuation, at 50% and 50%, respectively. Using a hybrid of the income approach and the market approach to determine an enterprise value, the May 2019 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock. In addition, the May 2019 Valuation Report then applied a 11.5% and 22.5% DLOM for the IPO scenario under PWERM and OPM valuation, respectively. The DLOM applied to the IPO scenario under PWERM decreased relative to the March 2019 Valuation Report as a function of time to a potential IPO decreasing. After determining the common stock value using the PWERM, the May 2019 Valuation Report utilized a weighting of 95% of the value attributable to the common stock determined by the PWERM and 5% of the purchase price from the tender offer.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

July 30, 2019

Page Ten

At the time of the valuation, the investor tender offer for approximately 4.7% of the Company’s total outstanding shares of common stock (on an as-if-converted to common stock basis) at a price of $47.75 had been consummated, and the Company applied the same 5% weighting to the value of the common stock to account for the secondary transaction as it had in the March 2019 Valuation Report.

The Company believes the probability of an IPO scenario increased due to the following significant factors, which contributed to the increase in the fair value of its common stock between the March 2019 Valuation Report and the May 2019 Valuation Report:

•	the Company conducted interviews with several banks and selected underwriters to represent the Company in an IPO;

•	the Company began drafting sessions regarding the IPO registration statement commencing on May 7, 2019; and

In addition, market multiples for the Company’s public comparable companies increased during the period, increasing the value per share of common stock as determined in both the OPM and IPO scenario.

On June 12, 2019 and June 28, 2019, with the May 2019 Valuation Report taken into consideration, the Board determined that the fair value of the Company’s common stock was $23.87 per share and granted options to purchase 333,050 shares and 201,100 shares of common stock, respectively, with an exercise price of $23.87 per share (the “June 2019 Grants,” respectively).

For financial reporting purposes in connection with the current IPO process, the Company then retrospectively assessed the fair value of the Company’s common stock in connection with the June 2019 Grants using a straight-line methodology from the May 2019 Valuation Report through the June 2019 Valuation Report, and determined a deemed fair value per share for financial accounting purposes of $28.95 and $31.86, respectively.

June 2019 Valuation Report

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of June 30, 2019, which determined a fair value of $32.22 (the “June 2019 Valuation Report”). Applying the PWERM method, the value per share of common stock was determined by weighting a possible IPO scenario, using the GPCM, and a non-IPO scenario, using the OPM valuation, at 70% and 30%, respectively. Using a hybrid of the income approach and the market approach to determine an enterprise value, the June 2019 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock. In addition, the June 2019 Valuation Report then applied a 7% and 22.5% DLOM for the IPO scenario under PWERM and OPM valuation, respectively. The DLOM applied to the IPO scenario under PWERM decreased relative to the May 2019 Valuation Report as a function of time to a potential IPO decreasing.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

July 30, 2019

Page Eleven

The Company believes the probability of an IPO scenario increased due to the following significant factors, which contributed to the increase in the fair value of its common stock between the May 2019 Valuation Report and the June 2019 Valuation Report:

•	the Company confidentially filed a draft registration statement for an IPO with the SEC; and

•	a potential timeline for an IPO was established.

On July 16, 2019, with the June 2019 Valuation Report taken into consideration, the Board determined that the fair value of the Company’s common stock was $32.22 per share and granted options to purchase 1,494,900 shares of common stock, with an exercise price of $32.22 per share.

Note 12. Net (Loss) Income Per Share, page F-35

18.	Please revise to clarify whether the convertible preferred stockholders have a contractual obligation to share in the company’s losses. We refer you to ASC 260-10-45-68.

In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of the Amended Draft Registration Statement.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present in reliance on Section 5(d) of the Securities Act, whether or not they retain the communications.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

20.

If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with any such materials and support of any claims contained therein, once available.

*    *     *

Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

July 30, 2019

Page Twelve

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com